                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 11-K

                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                       SECURITIES AND EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2001

                                       OR

               TRANSITION REPORT PURSUANT TO SECTION 16(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

For the transition period from ___________ to ___________

Commission file number 1-7792

    A. Full title of the plan and the address of the plan, if different from that of the issuer name below:

             TAX-ADVANTAGED SAVINGS PLAN OF POGO PRODUCING COMPANY

    B. Name of issuer of the securities held pursuant to the plan of the address of its principal executive office:

                             POGO PRODUCING COMPANY
                          5 GREENWAY PLAZA, SUITE 2700
                              HOUSTON, TEXAS 77046

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Item 4.(a) Financial Statements and Schedules prepared in accordance with the financial reporting requirements of ERISA.


TAX-ADVANTAGED SAVINGS
PLAN OF POGO PRODUCING
COMPANY

Financial Statements and Supplemental
Schedule
December 31, 2001 and 2000

TAX-ADVANTAGED SAVINGS PLAN OF POGO PRODUCING COMPANY
TABLE OF CONTENTS
DECEMBER 31, 2001 AND 2000
--------------------------------------------------------------------------------

                                                                          PAGE
Reports of Independent Accountants                                           1

Financial Statements:

    Statement of Net Assets Available for Benefits
      December 31, 2001 and 2000                                            2

    Statement of Changes in Net Assets Available for Benefits
      Year Ended December 31, 2001                                          3

    Notes to Financial Statements                                          4-8

Supplemental Schedule:

    Schedule of Assets (Held at End of Year)
      December 31, 2001                                                     9

ALL OTHER SCHEDULES REQUIRED BY SECTION 2520.103-10 OF THE DEPARTMENT OF LABOR'S RULES AND REGULATIONS FOR REPORTING AND DISCLOSURE UNDER ERISA HAVE BEEN OMITTED BECAUSE THEY ARE NOT APPLICABLE OR THE INFORMATION REQUIRED IS DISCLOSED IN THE FINANCIAL STATEMENTS AND NOTES THERETO.

                       REPORT OF INDEPENDENT ACCOUNTANTS


To the Executive Committee of
Tax-Advantaged Savings Plan of Pogo Producing Company

In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Tax-Advantaged Savings Plan of Pogo Producing Company (the Plan) at December 31, 2001 and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion. The financial statements of the Plan as of December 31, 2000 and for the year then ended were audited by other auditors whose report, dated May 31, 2001, expressed an unqualified opinion on those statements.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held at end of year as of December 31, 2001 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is

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fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

June 26, 2002
Houston, Texas

This report is a copy of a report previously issued by Arthur Andersen LLP on the Plan's statements of net assets available for plan benefits as of December 31, 2000 and 1999 and the related statements of changes in net assets available for plan benefits for the year then ended. Such report has not been reissued by Arthur Andersen LLP in connection with the Company's current Form 11-K filing. Note that only the statement of net assets available for plan benefits as of December 31, 2000 covered by the report below is included in the accompanying financial statements.



                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS





To the Administrative Board,
Tax-Advantaged Savings Plan
of Pogo Producing Company:

We have audited the accompanying statements of net assets available for plan benefits of the Tax-Advantaged Savings Plan of Pogo Producing Company (the
Plan) as of December 31, 2000 and 1999, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements and the supplemental schedules referred to below are the responsibility of the administrative board of the Plan. Our responsibility is to express an opinion on these financial statements and supplemental schedules based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits as of December 31, 2000 and 1999, and the changes in its net assets available for plan benefits for the years then ended in conformity with accounting principles generally accepted in the United States.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held at end of year as of December 31, 2000, and reportable transactions for the year then ended are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and

Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



                                   /s/ ARTHUR ANDERSEN LLP




Houston, Texas
May 31, 2001

TAX-ADVANTAGED SAVINGS PLAN OF POGO PRODUCING COMPANY
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2001 AND 2000
--------------------------------------------------------------------------------

                                                    2001          2000
Investments, at quoted market value              $18,469,374   $19,027,802
Contributions receivable:
  Participant                                         73,442        54,130
  Company                                             51,327        37,743
Cash                                                   1,000         1,000
                                                 -----------   -----------
Net assets available for benefits                $18,595,143   $19,120,675
                                                 ===========   ===========











         The accompanying notes are an integral part of these financial statements.

TAX-ADVANTAGED SAVINGS PLAN OF POGO PRODUCING COMPANY
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2001
--------------------------------------------------------------------------------

                                                                              2001
Interest/dividend income                                                  $   297,030
Net depreciation in market value
  of investments                                                           (2,452,552)
Other                                                                          (5,044)
Contributions:
  Participant                                                               1,275,005
  Company                                                                   1,013,669
                                                                          -----------
    Total contributions                                                     2,288,674
Benefits paid                                                                (653,640)
                                                                          -----------
Decrease in net assets available for plan benefits                           (525,532)
Net assets available for plan benefits:
  Beginning of year                                                        19,120,675
                                                                          -----------
  End of year                                                             $18,595,143
                                                                          ===========







         The accompanying notes are an integral part of these financial statements.

TAX-ADVANTAGED SAVINGS PLAN OF POGO PRODUCING COMPANY
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001 AND 2000
--------------------------------------------------------------------------------

1.  DESCRIPTION OF PLAN

    GENERAL
    Pogo Producing Company (Pogo) adopted the Employees Stock Purchase Plan effective January 1, 1978, as amended July 10, 1981. On January 1, 1985, the Employees Stock Purchase Plan was amended and renamed the Tax-Advantaged Savings Plan (the Plan). Any full-time active employee of Pogo is eligible to be a participant of the Plan on the first day of the calendar quarter following employment.

    John 0. McCoy, Jr., an officer of Pogo, serves as trustee of the Plan. The Plan is administered by an administrative board appointed by Pogo's board of directors. The members of the administrative board receive no compensation for their services, and all expenses of the Plan, including brokerage commissions, are paid by Pogo.

    INVESTMENTS
    The investment options include Pogo common stock, the Prime Portfolio Money Market Fund, the Investment-Grade Corporate Portfolio Bond Fund, the Vanguard Wellington Income Fund, the Vanguard Index Trust - 500 Portfolio and the Vanguard PrimeCap Fund.

    All such investments are stated at market value based on quoted market prices.

    CONTRIBUTIONS
    Each participant may contribute up to 10 percent of his compensation to the Plan. In accordance with provisions of the Internal Revenue Code of 1986, as amended (the IRC), each participant's contributions are subject to certain limitations. This limitation was $10,500 for 2001 and 2000. Pogo contributes an amount equal to each participant's contribution, limited to a maximum of 6 percent of the participant's eligible compensation. Each participant's account is credited with his or her contribution, the company-matching contribution and an allocation of Plan earnings. Allocations of earnings by investment are based on the proportion that each participant's account balance bears to the total of all participant account balances in that investment. Matching funds contributed to the Plan by Pogo are invested only in Pogo common stock.

    VESTING
    Participants are entitled to receive the portion of the Plan equity which represents their individual contribution. The Plan allows participants to be fully vested in the portion of the Plan represented by Pogo contributions after two full years

TAX-ADVANTAGED SAVINGS PLAN OF POGO PRODUCING COMPANY
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001 AND 2000
--------------------------------------------------------------------------------

    of employment with the company. Participants are immediately fully vested in their own contributions.

    In the event of death, retirement, disability or termination after vesting, a participant is entitled to all of his portion of the Plan equity applicable to Pogo's contributions.

    FORFEITURES
    A participant terminated for reasons other than death, retirement or disability forfeits the unvested portion of his Plan equity attributable to Pogo's contribution, and such forfeiture is held in suspense for one year. If the participant returns to employment prior to incurring a one-year break in service, his unvested share of Pogo matching contributions is not forfeited. If the participant is not reemployed prior to incurring a one-year break in service, his unvested share of Pogo matching contributions is forfeited and used to reduce future contributions by Pogo. At
    December 31, 2001, there were no shares of Pogo's common stock forfeited and held in suspense. At December 31, 2000, there were 560 shares of Pogo common stock forfeited and held in suspense.

    TERMINATION OF THE PLAN
    The Plan may be terminated, amended or modified by Pogo's board of directors at any time. In the event the Plan is terminated, all participants become vested and entitled to receive the Plan equity attributable to all contributions made by Pogo on behalf of the participants.

2.  SUMMARY OF ACCOUNTING POLICIES

    BASIS OF ACCOUNTING
    The records of the Plan are maintained on the cash basis of accounting and are adjusted to the accrual basis for financial reporting purposes, except for benefits which are reported on the cash basis.

    Quoted market prices as of the last trading day of the Plan year have been used to determine the market value of Plan investments.

    USE OF ESTIMATES
    The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from those estimates.

TAX-ADVANTAGED SAVINGS PLAN OF POGO PRODUCING COMPANY
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001 AND 2000
--------------------------------------------------------------------------------

3.  RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

    The following is a reconciliation of net assets available for Plan benefits from the financial statements to the Form 5500:

                                                                 DECEMBER 31,
                                                           -------------------------
                                                              2001           2000
    Net assets available for Plan benefits per the
      financial statements                                 $18,595,143   $19,120,675
    Less: Amounts allocated to withdrawing
      participants                                             (17,346)     (382,088)
                                                           -----------   -----------

    Net assets available for Plan benefits per the
      Form 5500                                            $18,577,797   $18,738,587
                                                           ===========   ===========

    The following is a reconciliation of benefits paid from the financial statements to the Form 5500:

                                                           December 31,
                                                               2001
    Benefits paid per the financial statements              $ 653,640
    Add: Amounts allocated to withdrawing participants
      at December 31, 2001                                     17,346
    Less: Amounts allocated to withdrawing
      participants at December 31, 2000                      (382,088)
                                                            ---------

    Benefits paid per the Form 5500                         $ 288,898
                                                            =========

    Amounts allocated to withdrawing participants are recorded on the Form 5500 for withdrawals that have been processed and approved for payment prior to December 31 but not yet paid as of that date.

TAX-ADVANTAGED SAVINGS PLAN OF POGO PRODUCING COMPANY
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001 AND 2000
--------------------------------------------------------------------------------

4.  INVESTMENTS

    The following table details investments at market value. Investments representing five percent or more of the Plan's net assets in either year are separately identified by an *.

                                                                 DECEMBER 31,
                                                           -------------------------
                                                              2001           2000
    Pogo common stock:
      Participant-directed                                 $ 2,699,256 *  $ 2,818,335 *
      Nonparticipant-directed                                7,409,914 *    7,974,874 *
    Prime Portfolio Money Market Fund                          713,331      1,140,155 *
    Vanguard Wellington Income Fund                          1,516,528 *    1,157,317 *
    Vanguard Index Trust - 500 Portfolio                     1,805,813 *    1,426,585 *
    Vanguard PrimeCap Fund                                   3,798,195 *    4,100,411 *
    Other                                                      526,337        400,125
                                                           -----------    -----------

                                                           $18,469,374    $19,027,802
                                                           ===========    ===========

    During 2001, the Plan's investments depreciated in value by $2,452,552, as follows:

                                                               2001
    Common stock                                           $(1,625,769)
    Common/collective trusts                                    17,253
    Registered investment companies                           (844,036)
                                                           -----------

                                                           $(2,452,552)
                                                           ===========

5.  NONPARTICIPANT-DIRECTED INVESTMENTS

    Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

                                                                 DECEMBER 31,
                                                           -------------------------
                                                              2001           2000
    Net assets:
      Pogo common stock, at quoted market value            $ 7,409,914    $ 7,974,874
      Company contributions receivable                          51,327         37,743
                                                           -----------    -----------

                                                           $ 7,461,241    $ 8,012,617
                                                           ===========    ===========

TAX-ADVANTAGED SAVINGS PLAN OF POGO PRODUCING COMPANY
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001 AND 2000
--------------------------------------------------------------------------------

                                                               2001
    Changes in net assets:
      Interest/dividend income                             $    31,816
      Net depreciation in market value of
        investments                                         (1,224,762)
      Company contributions                                  1,013,669
      Benefits paid                                           (372,099)
                                                           -----------

                                                           $  (551,376)
                                                           ===========

6.  RELATED-PARTY TRANSACTIONS

    Certain Plan investments are shares of common/collective trusts and registered investment companies managed by the Vanguard Group (Vanguard) and shares of Pogo common stock. Vanguard is the Plan's custodian and Pogo is the Plan's sponsor as defined by the Plan and therefore, these transactions qualify as party-in-interest transactions that are exempt from the prohibited transactions rules.

7.  FEDERAL INCOME TAXES

    The Plan obtained its latest determination letter on February 25, 1996, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the IRC. The administrative board believes that the Plan was qualified and the related trust was tax-exempt as of December 31, 2001. The Plan has requested an update to the determination letter as of February 29, 2002 and the request is still pending as of June 26, 2002.

8.  RISKS AND UNCERTAINTIES

    The Plan provides for investments in Pogo common stock, common/collective trusts and various registered investment companies. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that significant changes in the values of investment securities will occur in the near term.

TAX-ADVANTAGED SAVINGS PLAN OF POGO PRODUCING COMPANY
SCHEDULE OF ASSETS (HELD AT END OF YEAR)**
DECEMBER 31, 2001

    IDENTITY OF ISSUER, BORROWER                                             NUMBER OF                     CURRENT
      LESSOR OR SIMILAR PARTY            DESCRIPTION OF INVESTMENT         SHARES/UNITS       COST          VALUE
* Pogo Producing Company               Pogo nonparticipant-directed
                                         common stock                         282,068      $6,139,468    $ 7,409,914
* Pogo Producing Company               Pogo participant-directed
                                         common stock                         102,750         **           2,699,256
* The Vanguard Group                   Prime Portfolio Money Market
                                         Fund                                 713,331         **             713,331
* The Vanguard Group                   Investment-Grade Corporate
                                         Portfolio Bond Fund                   60,638         **             526,337
* The Vanguard Group                   Vanguard Wellington Income
                                         Fund                                  55,632         **           1,516,528
* The Vanguard Group                   Vanguard Index Trust - 500
                                         Portfolio                             17,054         **           1,805,813
* The Vanguard Group                   Vanguard PrimeCap Fund                  73,723         **           3,798,195
                                                                                                         -----------
                                                                                                         $18,469,374
                                                                                                         ===========


*   Indicates party-in-interest.
**  Cost not required for participant-directed investments.

                                   SIGNATURES

    Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                       TAX-ADVANTAGED SAVINGS OF
                                       POGO PRODUCING COMPANY

                                       /s/ JOHN O. MCCOY, JR.
                                       -----------------------------------------
                                       By: John O. McCoy, Jr.
                                           Member of the Administrative Board

Date:  June 28, 2002

                                INDEX TO EXHIBITS

EXHIBIT
NUMBER               DESCRIPTION
------               -----------
 23.1                -- Consent of PricewaterhouseCoopers LLP